Exhibit 99.1

Company Contact: Eva Hartling Vice President, Marketing and Communications Birks Group Inc. 1-514-397-2496 ehartling@birksgroup.com

Birks Group Announces Appointment of Chief Financial and Administrative Officer

Montreal, Quebec, November 11, 2014 – Birks Group Inc. (“Birks Group” or the “Company”) is pleased to announce that Pat Di Lillo has been appointed Vice President, Chief Financial and Administrative Officer, effective early January 2015.

Mr. Di Lillo is a Chartered Professional Accountant, CA and has over 30 years of experience in finance and accounting. Mr. Di Lillo is currently Senior Vice President, and Corporate Controller at one of the world’s largest engineering and construction companies, and has been with such company since August 2007. Prior thereto, he was at one of the Big 4 public accounting firms from October 1983 to August 2007 having been appointed a partner in 1995. He holds a Bachelor of Commerce from Concordia University, a Diploma of Public Accountancy from McGill University and Chartered Professional Accountant Designation from l’Ordre des comptables professionnels agréés du Québec.

In making the announcement, Mr. Jean-Christophe Bédos, said: “I am very pleased to welcome Pat Di Lillo to Birks Group. His experience and knowledge in finance and accounting will be key assets for Birks Group as we continue the development of the Birks product brand and the transformation of our stores network in North America.”

About Birks Group Inc.

Birks Group is a leading operator of luxury jewelry stores in the United States and Canada. As of October 31, 2014, the Company operated 28 stores under the Birks brand in most major metropolitan markets in Canada, 18 stores in Florida and Georgia under the Mayors brand, one store under the Rolex brand name and two retail locations in Calgary and Vancouver under the Brinkhaus brand. Birks was founded in 1879 and developed over the years into Canada’s premier retailer, designer and manufacturer of fine jewelry, timepieces, sterling and plated silverware and gifts. Mayors was founded in 1910 and has maintained the intimacy of a family-owned boutique while becoming renowned for its fine jewelry, timepieces, giftware and service. Additional information can be found on Birks Group web site, www.birksgroup.com.

Forward Looking Statements

This press release contains certain “forward-looking” statements concerning the Company’s performance and strategies. Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements and no assurance can be given that we will meet the results projected in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: (i) economic, political and market conditions, including the economies of the U.S. and Canada, which could adversely affect our business, operating results or financial condition, including our revenue and profitability, through the impact of changes in the real estate markets (especially in the state of Florida), changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (ii) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; and (iii) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives, and to have a successful customer service program. Information concerning factors that could cause actual results to differ materially are set forth in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 25, 2014 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.

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